ENDORSEMENTS
(Only we can endorse this contract.)

This endorsement is attached to and made a part of this contract on the contract date:
Any reference, in any provision of this contract, to the sex of any person will be ignored except for the purpose of identification. For any settlement payable for the lifetime of one or more payees, the female rates we show in the contract will apply to both male and female payees.

The provision of this policy entitled "Basis of Computation" is replaced by the following:

BASIS OF COMPUTATION

Mortality Tables Described -Except for what we say in the next paragraph, we base all net premiums and net values to which we refer in·this contract on the lnsured's issue age and on the length of time since the contract date. We use the Commissioners 1980 Standard Ordinary Mortality Table Band continuous functions based on age last birthday.

For extended insurance, we base net premiums and net value on the Commissioners 1980 Extended Term Insurance Table B.

Interest Rate -For all net premiums and net values to which we refer in this contract we use en effective rate of 4% a year.

Exclusions -When we compute net values we exclude· the value of any Supplementary Benefits and any other extra benefits added by rider to this contract.

Values After 20 Contract Years -Tabular cash values not shown on page 4 will be the net level reserves, taking into account modified premiums. To compute them, we will use the mortality table and interest rate. we describe above. There will be the same exclusions.

Minimum Legal Values -The cash, loan and other values in this contract ere at least as large as those set by law where it is delivered. Where required, we have given the insurance regulator a detailed statement of how we compute values and benefits.

The provision of this contract entitled AUTOMATIC BENEFIT is replaced at issue by the following:

AUTOMATIC BENEFIT
When the contract is in default, it will stay in force as reduced paid-up insurance.

Pruco Life Insurance Company,
By: /s/ Isabelle L. Kirchner
             Secretary

PLI 251-86